75 State Street, Suite 1400, Boston MA 02109 USA

Exhibit 97.1

Astria Therapeutics, Inc.

Compensation Recovery Policy

This Compensation Recovery Policy (this “Policy”) is adopted by Astria Therapeutics, Inc. (the “Company”) in accordance with Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder (“Rule 10D-1”), and Nasdaq Listing Rule 5608 (“Rule 5608”).  This Policy is effective as of October 2, 2023 (the “Effective Date”).

1.Definitions

(a)“Accounting Restatement” means an accounting restatement that the Company is required to prepare due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Changes to the Company’s financial statements that do not represent error corrections are not an Accounting Restatement, including: (A) retrospective application of a change in accounting principle; (B) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (C) retrospective reclassification due to a discontinued operation; (D) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (E) retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

(b)“Committee” means the Compensation Committee of the Company’s Board of Directors (the “Board”).

(c)“Covered Person” means a person who served as an Executive Officer at any time during the performance period for the applicable Incentive-Based Compensation.

(d)“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation that was Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had the amount of Incentive-Based Compensation been determined based on the restated amounts, computed without regard to any taxes paid by the Covered Person or by the Company on the Covered Person’s behalf. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of Erroneously Awarded Compensation will be based on a reasonable estimate by the Committee of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received. The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq in accordance with Rule 5608.

75 State Street, Suite 1400, Boston MA 02109 USA

(e)“Executive Officer” means the Company’s executive officers as defined in Rule 16a-1(f) under the Exchange Act.

(f)“Financial Reporting Measures” means (A) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures (whether or not such measures are presented within the Company’s financial statements or included in a filing made with the U.S. Securities and Exchange Commission), (B) stock price and (C) total shareholder return.  Financial reporting measures may include “non-GAAP financial measures” as well as other measures, metrics and ratios that are not GAAP measures. A measure need not be presented in the Company’s financial statements or included in a filing with the SEC in order to be a Financial Reporting Measure.

(g)“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(h)Incentive-Based Compensation is deemed to be “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the applicable Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period or is subject to additional time-based vesting requirements.

(i)“Recovery Period” means the three completed fiscal years immediately preceding the earlier of: (A) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement. In addition, if there is a change in the Company’s fiscal year end, the Recovery Period will also include any transition period to the extent required by Rule 5608.

2.Recovery of Erroneously Awarded Compensation

Subject to the terms of this Policy and the requirements of Rule 5608, if the Company is required to prepare an Accounting Restatement, the Company shall take steps to recover, reasonably promptly, from each Covered Person, any Erroneously Awarded Compensation that was Received by such Covered Person (i) after beginning services as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation, (iii) while the Company had a class of securities listed on a national securities exchange or a national securities association, and (iv) during the Recovery Period pursuant to Incentive-Based Compensation that is subject to this Policy.

75 State Street, Suite 1400, Boston MA 02109 USA

3.Interpretation and Administration

(a)Role of the Committee. This Policy will be interpreted by the Committee in a manner that is consistent with Rule 5608 and any other applicable law and will otherwise be interpreted in the business judgment of the Committee. All decisions and interpretations of the Committee will be final and binding.

(b)Compensation Not Subject to this Policy. This Policy does not apply to Incentive-Based Compensation that was Received before the Effective Date. With respect to any Covered Person, this Policy does not apply to Incentive-Based Compensation that was Received by such Covered Person before beginning service as an Executive Officer.

(c)Determination of Means of Recovery. Subject to the requirement that recovery be made reasonably promptly, the Committee will determine the appropriate means of recovery, which may vary between Covered Persons or based on the nature of the applicable Incentive-Based Compensation, and which may involve, without limitation, establishing a deferred repayment plan or setting off against current or future compensation otherwise payable to the Covered Person. Recovery of Erroneously Awarded Compensation will be made without regard to income taxes paid by the Covered Person or by the Company on the Covered Person’s behalf in connection with such Erroneously Awarded Compensation.

(d)Determination That Recovery is Impracticable. The Company is not required to recover Erroneously Awarded Compensation if a determination is made by the Committee that either (A) after the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall document such reasonable attempt(s) to recover and provide that documentation to Nasdaq in accordance with Rule 5608, or (B) recovery of such Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the Internal Revenue Code and regulations thereunder.

(e)No Indemnification or Company-Paid Insurance. The Company will not indemnify any Covered Person against the loss of Erroneously Awarded Compensation and will not pay or reimburse any Covered Person for the purchase of a third-party insurance policy to fund potential recovery obligations.

(f)Interaction with Other Clawback Provisions. The Company will be deemed to have recovered Erroneously Awarded Compensation in accordance with this Policy to the extent the Company actually receives such amounts pursuant to any other Company policy, program or agreement, pursuant to Section 304 of the Sarbanes-Oxley Act or otherwise.

75 State Street, Suite 1400, Boston MA 02109 USA

(g)Severability. If any provision of this Policy or the application of any such provision to a Covered Person shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

(h)No Limitation on Other Remedies. Nothing in this Policy will be deemed to limit the Company’s right to terminate employment of any Covered Person, to seek recovery of other compensation paid to a Covered Person, or to pursue other rights or remedies available to the Company under applicable law.

(i)Successors. This Policy shall be binding and enforceable against all Covered Persons and, to the extent required by applicable law, Rule 10D-1 and/or Rule 5608, their beneficiaries, heirs, executors, administrators or other legal representatives.

(j)Amendment; Termination; Required Filings. Subject to compliance with applicable laws, including Rule 5608, the Company may amend, terminate or replace this Policy or any portion of this Policy at any time and from time to time in its sole discretion. The Committee shall amend this Policy as it deems necessary to comply with applicable law. The Company shall make any disclosures and filings with respect to this Policy that are required by law, including as required by the SEC.

4.Acknowledgment. Each Covered Person shall be required to sign and return to the Company the acknowledgement form attached hereto as Exhibit A pursuant to which such Covered Person will agree to be bound by the terms of, and comply with, this Policy. For the avoidance of doubt, each Covered Person will be fully bound by, and must comply with, the Policy, whether or not such Covered Person has executed and returned such acknowledgment form to the Company.

Adopted by the Board on October 12, 2023.

75 State Street, Suite 1400, Boston MA 02109 USA

Exhibit A

Astria Therapeutics, Inc.

Compensation Recovery Policy

EXECUTIVE OFFICER ACKNOWLEDGMENT

As a condition of receiving Incentive-Based Compensation (as defined in the Policy) from Astria Therapeutics, Inc. (the “Company”) the Company, I, the undersigned, agree and acknowledge that I am bound by, and subject to, Astria Therapeutics, Inc. Compensation Recovery Policy (the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement, offer letter or other individual agreement with the Company to which I am a party, or the terms of any compensation plan, program or agreement, whether or not written, under which any compensation has been granted, awarded, earned or paid to me, the terms of the Policy shall govern.

In the event that the Committee (as defined in the Policy) determines that any compensation granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company pursuant to the Policy, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. I further agree and acknowledge that I am not entitled to indemnification, and hereby waive any right to advancement of expenses, in connection with any enforcement of the Policy by the Company.

Agreed and Acknowledged:

Name:
Title:
Date: